FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 17, 2015

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

cellcom israel announces collective employment agreement

Netanya, Israel – February 15, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today it has entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a term of 3 years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s (the Company's indirect wholly owned subsidiary) employees, excluding certain managerial and  specific positions. The agreement defines employment policy and terms in various aspects, including: minimum wages, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. The agreement includes innovative terms, whereby the employees are entitled to participate in the Company's operational income over a certain threshold and enjoy additional payments, under certain conditions. The estimated cost of the agreement over the next three years is approximately NIS 200 million, before tax (including one time payments, of which approxiamtely NIS 30 million are one time payments in Q1 2015), based on the Company's forcasts.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2013, filed on March 6, 2014 under "Item 3. Risk Factors – "The unionizing of our employees may prevent us from executing necessary organizational and personnel changes, result in increased costs or disruption to our operation" and the Company's immediate report on Form 6-K dated January 15, 2015.

Forward looking statements

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the estimated costs of the agreement are subject to uncertainties and assumptions about market conditions, including the competition in the communication market and the Company's ability to implement its strategies and plans and the results thereof. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million cellular subscribers (as at September 30, 2014)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad, additional services in the areas of music, video, mobile office etc. and most recently – also television over the internet service in Israel, based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	February 17, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary